                                                          Item 6 (a), Exhibit 11



                  Western Pennsylvania Adventure Capital Fund
             Schedule of Computation of Earnings Per Common Share
                                For the Periods



                              January 1, 2000   January 1, 1999
                                  through           through
                               March 31, 2000    March 31, 1999
                              ----------------  ----------------
                                (unaudited)       (unaudited)

Net income (Loss)                $    6,524        $   (4,391)
                                 ==========        ==========

Weighted Average Number of
Common Shares Outstanding         3,890,347         2,210,434
                                 ==========        ==========

Earnings per Common Share        $     0.00        $     0.00
                                 ==========        ==========
